Investment Office        (916) 795-3400 phone   (916) 796-2842 fax www.calpers-governance.org

February 4, 2013

Dear Apple Inc. Shareowner:

CALPERS SUPPORTING APPLE MANAGEMENT ON PROPOSAL #2 TO AMEND THE ARTICLES OF INCORPORATION

CalPERS will be voting FOR Proposal #2 at the Apple Inc. February 27, 2013 annual meeting of shareowners. CalPERS is the nation’s largest public pension fund with approximately $243 billion in assets and as of record date January 2, 2013, CalPERS owned approximately 2,724,807 shares of Apple common stock.

Proposal #2 is a management proposal asking shareowners for approval to amend the company’s articles of incorporation to:

•	Eliminate certain language relating to the term of office of directors in order to facilitate the adoption of majority voting for the election of directors.
•	Eliminate “blank check” preferred stock.
•	Establish a par value for company common stock of $0.00001 per share and make other conforming changes as set forth in the proxy.

VOTE FOR PROPOSAL #2 – TO AMEND THE ARTICLES

We urge you to vote “FOR” Apple’s management proposal #2 to implement Majority Voting for Director Elections in the articles and further enhance shareowner rights. Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Sincerely,

ANNE SIMPSON

Senior Portfolio Manager, Investments – Head of CalPERS Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Apple Inc.

For additional information, please refer to the Apple proxy or contact Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert